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                          EXHIBIT 28(b)

               STOCK REPURCHASE PLAN PRESS RELEASE













































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             Dataram Announces Stock Repurchase Plan

     PRINCETON, N.J., July 11 /PRNewswire/   Dataram
Corporation's (AMEX:DTM) Robert V. Tarantino, president and chief executive officer, announced today that the Board of Directors has approved an Open Market Repurchase Plan. The plan provides for repurchases of up to a total of 300,000 shares, or approximately 10% of the Company's Common Stock. The shares may be repurchased from time to time either on the American Stock Exchange or through block purchases. Tarantino stated the Board of Directors believes that such repurchases will be of long-term benefit to the remaining shareholders of the Corporation.

     Dataram Corporation is a developer, manufacturer and marketer of gigabyte memory upgrades for UNIX and Windows/NT workstations and servers.

SOURCE Dataram Corporation

 /CONTACT: Mark Maddocks, Vice-President, Finance of Dataram
(DTM)



























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